Mail Stop 6010

February 27, 2008

Mr. Josef H. von Rickenbach
Chairman and Chief Executive Officer
Parexel International Corporation
200 West Street
Waltham, MA 02451

> **Re:** **Parexel International Corporation**
> **Form 10-K for Fiscal Year ended June 30, 2007**
> **Filed August 27, 2007**
> **File No. 000-21244**

Dear Mr. von Rickenbach:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2007

Schedule 14A

Information about Executive and Director Compensation, page 12

Cash Bonuses under Management Incentive Plan, page 16

1. Please disclose the specific goals set by the Board, including the specific EPS goal, the backlog objectives, business unit objectives, the predetermined business unit objectives, and each executive's personal goals.

2. Additionally, it is not clear what information the chart on the top of page 18 is intended to convey. What is the base and what is the target? Please provide more information.

Section 16(a) Beneficial Ownership Reporting Compliance, page 40

3. We note your disclosure that Messrs. Callow and Fortune each reported open market sales late on a Form 4. Please expand your disclosure to provide the information required by Item 405 (a)(2) of Regulation S-K, including the number of late reports and the number of transactions that were not reported on a timely basis during the fiscal year ended June 30, 2007.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions regarding the comments and related matters.

Sincerely,

Jeffrey Riedler
Assistant Director